FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               21 September, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc
                                ("the Company")

   Notification of share transaction on behalf of a Non Executive Director of
                            International Power plc

This is to notify that on 21 September 2006 the company was advised of the following share transaction in ordinary shares of 50 pence each in the Company on behalf of the Non Executive Director of the Company named below.

Purchase of Ordinary shares of 50 pence each at a price of 312.19 pence per share. The date of the purchase of the shares was 20 September 2006.

Name             Number of    Percentage of     Total Holding     Percentage of
                   Options     Issued Share         following      Issued share
                 Exercised          Capital      notification      capital held
                                                                  following the
                                                                   notification

John Roberts      25,000            0.001%           25,000              0.001%


Stephen Ramsay
Company Secretary
21 September 2006





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary